                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                                    FORM 11-K






    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994.




                          Commission file number 1-4238



                          LORAL AEROSPACE SAVINGS PLAN




                                LORAL CORPORATION
                                600 Third Avenue
                            New York, New York 10016

                              REQUIRED INFORMATION

The statements of net assets available for benefits as of December 31, 1994 and 1993 and the related statement of changes in net assets available for benefits for the year ended December 31, 1994, together with the Report and Consent of Independent Accountants, are attached and filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                             LORAL AEROSPACE SAVINGS PLAN
                                             ----------------------------
                                                        (Plan)

Date:  June 28, 1995           BY:            /s/ STEPHEN L. JACKSON
                                             ----------------------------
                                                  Stephen L. Jackson
                                             Member of Savings Committee

                          LORAL AEROSPACE SAVINGS PLAN

                                TABLE OF CONTENTS

                                   ----------

                                                                                                            Page
                                                                                                            ----
Report Of Independent Accountants                                                                              2


Financial Statements:

           Statement Of Net Assets Available For Benefits With Fund
             Information As of December  31, 1994                                                              4

           Statement Of Net Assets Available For Benefits With Fund
             Information As of December  31, 1993                                                              5

           Statement Of Changes In Net Assets Available For Benefits
              With Fund Information For The Year Ended December  31, 1994                                      6

           Notes To Financial Statements                                                                       7


Supplemental Schedules:

           Item 27a - Schedule Of Assets Held For Investment Purposes
              As Of December  31, 1994                                                                        14

           Item 27d - Schedule Of Reportable Transactions
              For The Year Ended December  31, 1994                                                           15


Exhibit:

           Consent Of Independent Accountants                                                                 16

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                    --------




To the Savings Committee of
Loral Aerospace Corporation and Participants of the Loral Aerospace Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Loral Aerospace Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994, and (2) reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.


Newport Beach, California
June 27, 1995

                          LORAL AEROSPACE SAVINGS PLAN

      Statement Of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1994
                                 (In thousands)

                                                  Participant Directed                    Non-Participant Directed
                                  -----------------------------------------------------   ------------------------
                                    Loral      Common     Current                            Loral        Ford
                                    Stock      Stock      Interest    Income      Bond       Stock        Stock
                                    Fund       Fund         Fund       Fund       Fund       Fund         Fund       Total
                                    -----      ------     --------    ------      ----       -----        -----      -----
Assets:
  Investments                     $60,489    $104,745     $85,891    $123,532    $3,184     $69,519    $165,629    $612,989
  Accrued investment income                         8         297       2,199         1                               2,505
  Other receivables                               764       1,142                   439                      17       2,362
  Interfund receivable (payable)    1,956       2,558         404      (7,338)      578       2,248        (406)
                                  -----------------------------------------------------------------------------------------
    Total assets                   62,445     108,075      87,734     118,393     4,202      71,767     165,240     617,856

Liabilities:
  Other liabilities                     7          18         923                                 8          15         971
                                  -----------------------------------------------------------------------------------------

Net assets available for
  benefits                        $62,438    $108,057     $86,811    $118,393    $4,202     $71,759    $165,225    $616,885
                                  =========================================================================================




                       See notes to financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
      Statement Of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1993
                                 (In thousands)

                                                Participant Directed                   Non-Participant Directed
                                  ------------------------------------------------     ------------------------
                                   Loral        Common       Current                     Loral         Ford
                                   Stock        Stock        Interest       Income       Stock         Stock
                                   Fund         Fund           Fund          Fund        Fund          Fund         Total
                                  --------    ----------     --------       ------      -------        -----        -----
Assets:

  Investments                     $50,795     $101,725       $81,076      $114,797      $61,722      $213,763     $623,878
  Accrued investment income                                      156           698            3             6          863
  Other receivables (payables)                       7          (845)                        (2)          (25)        (865)
  Interfund receivable (payable)    1,129          436        (2,750)        1,522        1,372        (1,709)
                                  ----------------------------------------------------------------------------------------
    Total assets                   51,924      102,168        77,637       117,017       63,095       212,035      623,876

Liabilities:

 Other liabilities                    331                      3,052                        276           634        4,293
                                  ----------------------------------------------------------------------------------------

Net assets available for
  benefits                        $51,593     $102,168       $74,585      $117,017      $62,819      $211,401     $619,583
                                  ========================================================================================




                       See notes to financial statements.

                          LORAL AEROSPACE SAVINGS PLAN

 Statement Of Changes In Net Assets Available for Benefits With Fund Information
                      For The Year ended December 31, 1994
                                 (In thousands)

                                                       Participant Directed                Non-Participant Directed
                                       -------------------------------------------------   -------------------------------
                                       Loral      Common      Current                         Loral       Ford
                                       Stock      Stock      Interest    Income     Bond      Stock       Stock
                                       Fund       Fund         Fund       Fund      Fund      Fund        Fund       Total
                                       -----      ------     --------    ------     ----      -----       -----      -----
Additions:
  Contributions:
     Employer                                                                               $12,139               $ 12,139
     Participants                    $12,402    $13,079      $3,209      $7,369   $  699                            36,758
  Investment income:
     Dividends                           849                                                  1,018       $5,667     7,534
     Interest                                                             8,497                                      8,497
     Net investment gain from
       bank collective trust fund                   570       3,416                  177                             4,163
     Net investment gain (loss) from
       registered investment company                                                (198)                             (198)
     Net appreciation (depreciation)
       in fair value of investments      171                                                    204      (27,069)  (26,694)
  Transfers from other plans                        754       4,152                  421                             5,327
                                      ------------------------------------------------------------------------------------

  Total additions                     13,422     14,403      10,777      15,866    1,099     13,361      (21,402)   47,526
                                      ------------------------------------------------------------------------------------

Deductions:

  Benefits paid to participants        4,436      7,193       4,519      14,076      149      4,593       15,080    50,046
  Administrative expenses                  3         12         144          14        1          3            1       178
  Interfund transfers, net            (1,862)     1,309      (6,112)        400   (3,253)      (175)       9,693
                                      ------------------------------------------------------------------------------------

  Total deductions                     2,577      8,514      (1,449)     14,490   (3,103)     4,421       24,774    50,224
                                      ------------------------------------------------------------------------------------

Net increase (decrease)               10,845      5,889      12,226       1,376    4,202      8,940      (46,176)   (2,698)
Net assets available for
       benefits at December 31, 1993  51,593    102,168      74,585     117,017              62,819      211,401   619,583
                                        ------------------------------------------------------------------------------------

Net assets available for
       benefits at December 31, 1994 $62,438   $108,057     $86,811    $118,393   $4,202    $71,759     $165,225  $616,885
                                       =====================================================================================


                       See notes to financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.     Plan Description:

       General

       The Loral Aerospace Savings Plan (the "Plan") was established by Loral Aerospace Corporation ("LAC" or the "Corporation") effective January 1, 1991. LAC, a wholly-owned subsidiary of Loral Aerospace Holdings, Inc. ("LAH"), is the Plan sponsor. LAC and Space Systems/Loral ("SS/L"), a majority-owned subsidiary of LAH, and any of their affiliated companies are the "Participating Employers." LAH is a wholly-owned subsidiary of Loral Corporation ("Loral").

       The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Regular, salaried employees of a Participating Employer are eligible to participate in the Plan on the first day of the month following the date of employment.

       A complete description of the Plan's provisions is contained in the Plan document.

       Investment Options

       Participants may direct their contributions in 10% increments in any of five investment options:

          Loral Stock Fund - Funds are invested in Loral Corporation Common Stock and are reflected as participant directed in the accompanying financial statements.

          Common Stock Fund - Funds are invested in shares of bank collective trust funds, which invest mainly in common stocks.

          Current Interest Fund - Funds are invested in shares of a short-term bank collective trust fund, which invests in high-quality, short-term money market instruments.

          Income Fund - Funds are invested in guaranteed investment contracts with various insurance companies. A participant with an account invested in an Income Fund contract is an unsecured creditor of the insurance company that issued the contract. Certain limitations over contributions, withdrawals and transfers to other investment funds are defined in the contracts.

          Bond Fund - Funds are invested in shares of a registered investment company which invests primarily in corporate bonds. This Fund became an investment election effective January 1, 1994.

       A sixth fund, the Ford Stock Fund, is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are no longer permitted. Dividends received on Ford Stock are invested in the Current Interest Fund.

       Pending investment in the various funds, the Trustee may temporarily invest part of the contributions in a short-term collective trust fund with Comerica which earns interest at money market rates.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                 (continued)


       As of December 31, 1994, there were approximately 12,700 participants in the Plan, some of whom have elected to invest in more than one fund.

       Participant Accounts

       A participant's account is credited with (a) the participant's contribution, (b) the employer's matching contribution and (c) an allocation of Plan earnings, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' accounts.

       Vesting and Forfeitures

       Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested employer contributions are forfeited upon termination or withdrawal. These amounts are used for certain Plan administrative expenses or to reduce future employer contributions. Forfeitures for the year ended December 31, 1994 were $556,751, all of which were used to reduce employer contributions in January and February, 1995.

       Contributions

       The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Corporation on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis.

       Participants' contributions are matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless a Participating Employer determines to make a lesser contribution or no contribution. All employer matching contributions are invested in Loral Stock and are reflected as non-participant directed in the accompanying financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

       Payment of Benefits

       Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

       Tax-efficient Savings Assets ("TES")

       Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 1/2. After age 59 1/2, TES assets may be withdrawn in total or in part at any time.

       Regular Savings Assets

       Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

       Employer Contributions

       Participants may elect to withdraw from their employer contributions account if they have vested. Withdrawals of Ford Stock and/or Loral Stock in participants' Employer Contribution accounts are available at the end of the two-year period following the year in which the Employer Contributions were made, if they are vested.

       Loans

       The Plan permits active participants to borrow from assets in their TES accounts that are not invested in the Income Fund. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Participants may receive one loan per year and can have up to four loans outstanding at any time. The interest rate for the loan is the prime rate as defined in the Plan document. This interest rate will remain the same for the term of the loan. Interest rates range from 6% to 8.5%.

       The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of 10 years. Loan repayment is made through payroll deductions. Repayment of the entire balance is permitted at any time. All loan repayments are made to the Current Interest Fund.

2.     Summary of Significant Accounting Policies:

       Basis of Accounting

       The financial statements of the Plan are prepared under the accrual method of accounting.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

       Investment Valuation and Income Recognition

       The Plan's investments are stated at fair value except for its guaranteed investment contracts in the Income Fund, which are valued at contract value.

       Investments in the Loral Stock Fund and the Ford Stock Fund are valued at their quoted market prices on the last business day of the year.

       Shares of collective trust funds and registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Loans receivable from participants are valued at cost which approximates fair value. Guaranteed investment contracts with various insurance companies are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus earnings at the contract rate, less withdrawals and expenses.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

       Payment of Benefits

       Benefits are recorded when paid. Amounts allocated to withdrawing participants as of December 31, 1994 and 1993 of approximately $5,986,000 and $3,789,000, respectively, were paid in 1995 and 1994, respectively. These payments are reported as liabilities on Form 5500 as of December 31, 1994 and 1993.

       Reclassifications

       Certain reclassifications have been made to the 1993 financial statement presentation to conform to the 1994 presentation.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

3.     Investments:

       Plan investments at December 31, 1994 were as follows (dollars in thousands):

                                            Face Amount     Fair/Contract
                                          or Shares/Units       Value           Cost
                                          ---------------   -------------       ----
   Loral Stock Fund**:
      Loral Corporation Common Stock         3,432,529        $130,007*     $  82,663
      Comerica Short-Term Investment Fund          700               1              1
                                                              --------
                                                               130,008
                                                              --------
   Common Stock Fund:
      Comerica MediumCap Index Fund            108,339          13,336         11,145
      Comerica 500 Index Fund                  487,986          90,069*        67,423
      Comerica Short-Term Investment Fund    1,339,888           1,340          1,340
                                                               -------
                                                               104,745
                                                               -------
   Income Fund:
      Guaranteed Investment Contracts:
        Protective Life Insurance
          Company 8.80%, maturing
          January 1, 1995                      $37,719          37,719*        37,719
        Prudential Asset Management
          Group 7.02%, maturing
          January 1, 1996                      $42,186          42,186*        42,186
        John Hancock Mutual Life
          Insurance Company 6.07%,
          maturing December 31, 1996           $31,537          31,537*        31,537
        Commonwealth Life
          Insurance Company 5.47%,
          maturing January 1, 1997             $12,090          12,090         12,090
                                                               -------
                                                               123,532
                                                               -------
   Current Interest Fund:
      Comerica Short-Term Investment Fund   66,853,867          66,854*        66,854
      Participant Loans                        $19,037          19,037         19,037
                                                               -------
                                                                85,891
                                                               -------
   Bond Fund:
      Fidelity Intermediate Bond Fund          311,310           3,060          3,259
      Comerica Short-Term Investment Fund      124,409             124            124
                                                               -------
                                                                 3,184
                                                               -------
   Ford Stock Fund:
     Ford Motor Company Common Stock         5,940,696         165,597*        66,431
     Comerica Short-Term Investment Fund        31,938              32             32
                                                              --------
                                                               165,629
                                                              --------
   Total Investments                                          $612,989
                                                              ========


    *Represents greater than 5% of net assets available for benefits.

   **Includes both participant directed and non-participant directed amounts.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

       Plan investments at December 31, 1993 were as follows (dollars in thousands):

                                              Face Amount      Fair/Contract
                                            or Shares/Units        Value           Cost
                                            ---------------    -------------       ----
   Loral Stock Fund**:
      Loral Corporation Common Stock           2,980,859        $112,123*       $ 63,484
      Comerica Short-Term Investment Fund        394,344             394             394
                                                                --------
                                                                 112,517
                                                                --------
   Common Stock Fund:
      Comerica MediumCap Index Fund              107,661          13,737          11,054
      Comerica 500 Index Fund                    483,097          87,988*         66,504
                                                                --------
                                                                 101,725
                                                                --------
   Income Fund:
      Guaranteed Investment Contracts:
         John Hancock Mutual Life
         Insurance Company 6.07%,
         maturing December 31, 1993              $31,488          31,488*         31,488
      Protective Life Insurance
         Company 8.80%, maturing
         December 31, 1994                       $38,073          38,073*         38,073
      Prudential Asset Management
         Group 7.02%, maturing
         December 31, 1995                       $44,684          44,684*         44,684
      Comerica Short-Term Investment Fund        552,108             552             552
                                                                --------
                                                                 114,797
                                                                --------
   Current Interest Fund:

      Comerica Short-Term Investment Fund     62,758,093          62,758*         62,758
      Participant Loans                          $18,318          18,318          18,318
                                                                --------
                                                                  81,076
                                                                --------
   Ford Stock Fund:

      Ford Motor Company Common Stock          3,314,081         213,758*         74,120
      Comerica Short-Term Investment Fund          5,249               5               5
                                                                --------
                                                                 213,763
                                                                --------

   Total Investments                                            $623,878
                                                                ========


    *Represents greater than 5% of net assets available for benefits.

   **Includes both participant directed and non-participant directed amounts.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

4.     Plan Termination:

       Although the Participating Employers have not expressed an intent to do so, the Participating Employers can discontinue their contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

5.     Tax Status:

       The Plan filed an application with the Internal Revenue Service on March 31, 1995 seeking a determination that the Plan is designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. The Plan Administrator believes that the Plan is a qualified plan under the IRC.

       Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer Contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

6.     Administrative Expenses:

       Most administrative expenses are paid by the Plan. The Plan permits the Participating Employers to use forfeitures from participants' non-vested accounts to pay certain administrative expenses, to the extent not paid by the Corporation.

7.     Concentration Of Credit Risk:

       Approximately 28% of the Plan's assets are invested in collective trust funds with Comerica Bank.

8.     Change in Trustee:

       Effective March 31, 1995, the Trustee was changed from Comerica Bank to Fidelity Management Trust Company, and all funds were invested in similar investment vehicles with Fidelity.

9.     Plan Mergers:

       Effective December 31, 1994, the Loral Aerospace Hourly Savings Plan and the Loral Quintron 401(k) Plan were merged into the Plan.

                          LORAL AEROSPACE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As Of December 31, 1994
                                 (In Thousands)

- -----------------------------------------------------------------------------------------------------------------------------------
(a)         (b)   Identity of issue,                  (c)  Description of investment including maturity  (d) Cost  (e)   Current/
                  borrower,lessor or                       date, rate of interest, collateral, par or                    contract
                  similar party                            maturity value                                                value
- -----------------------------------------------------------------------------------------------------------------------------------
 *          Loral Corporation                         Common stock, 3,432,529 shares                      $82,663          $130,007

            Ford Motor Company                        Common stock, 5,940,696 shares                       66,431           165,597

 *          Comerica Bank                             MediumCap Index Fund                                 11,145            13,336
                                                      500 Index Fund                                       67,423            90,069
                                                      Short-Term Investment Fund                           68,351            68,351

            Fidelity Commonwealth                     Intermediate Bond Fund                                3,259             3,060

            Protective Life Insurance Company         Guaranteed investment contract, 8.8%,
                                                         maturing January 1, 1995                          37,719            37,719

            Prudential Asset Management Group         Guaranteed investment contract, 7.02%,               42,186            42,186
                                                         maturing January 1, 1996

            John Hancock Mutual Life Insurance        Guaranteed investment contract, 6.07%,               31,537            31,537
            Company                                      maturing December 31, 1996

            Commonwealth Life Insurance Company       Guaranteed investment contract, 5.47%,               12,090            12,090
                                                         maturing January 1, 1997

 *          Participant loans                         Interest rates ranging from 6% to 8.5%                                 19,037
                                                                                                                           --------

                                                                                                                           $612,989
                                                                                                                           ========


*party-in-interest

                          LORAL AEROSPACE SAVINGS PLAN

                 SCHEDULE II - ITEM 27d - SCHEDULE OF REPORTABLE
                                 TRANSACTIONS
                     For The Year Ended December 31, 1994
                                 (In Thousands)

- ---------------------------------------------------------------------------------------------------
(a) Identity of  (b) Description of asset     (c) Purchase    (d) Selling  (e) Lease   (f) Expense
    party            (include interest rate       price           price        rental      incurred
    involved         and maturity in cash                                                  with
                     case of loan)                                                         transac-
                                                                                           tion
- ---------------------------------------------------------------------------------------------------

* Comerica Bank  Short-term Investment Fund         $115,888
                                                                  $111,247








- --------------------------------------------------------------
(a) Identity of    (g) Cost of   (h) Current     (i) Net  gain
    party              asset         value of        or (loss)
    involved                         asset on
                                     transac-
                                     tion date
- --------------------------------------------------------------

* Comerica Bank        $115,888     $115,888
                        111,247      111,247


* party-in-interest

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Loral Corporation on Form S-8 (File No. 33-37829) of our report dated June 27, 1995, on our audits of the financial statements of Loral Aerospace Savings Plan as of December 31, 1994 and 1993, and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.

Coopers & Lybrand L.L.P.


Newport Beach, California
June  27, 1995